Exhibit 21.1

SUBSIDIARIES OF VAST SOLAR PTY LTD

Entity	Jurisdiction
NWQHPP Pty Ltd	Australia
Vast Solar Consulting Pty Ltd	Australia
Vast Solar Aurora Pty Ltd	Australia
Vast Solar 1 Pty Ltd	Australia
SilliconAurora Pty Ltd	Australia
Neptune Merger Sub, Inc.	Delaware
Solar Methanol 1 Pty Ltd	Australia